PERRYMAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
September 30, 2020

PERRYMAN SECURITIES, INC.

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53546

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/19 AND ENDING 09/30/20
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1660
(No. and Street)

Dallas	Texas	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Perryman   972-770-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consultin, LLC
(Name – <i>if individual, state last, first, middle name</i>)

325 N. Saint Paul St. Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William D. Perryman__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Perryman Securities, Inc.__, as of __September 30__, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATTI JEANETTE SANDERS
ID #11665245
My Commission Expires
July 15, 2023



Signature

President
Title


Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Perryman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. (the "Company") as of September 30, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption), all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on

the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption), all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
November 10, 2020

ASSETS

Due from broker	$	3,439
Securities owned, at fair value		237,971
Accounts receivable		4,881
Commission receivable		76,391
	$	322,682

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Checks written in excess of cash balance	$	4,255
Accounts payable		40,946
Commissions payable		25,113
	$	70,314

Stockholder's equity

Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Retained earnings	251,368
Total stockholder's equity	252,368
	$ 322,682

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2020

Revenues		
Distribution fees	$	461,871
Unrealized gain on investment account		65,001
Realized loss on investment account		(1,270)
Interest Income		11
Dividend income		2,421
		528,034
Expenses		
Commissions		105,371
Salaries and employment costs		57,541
Regulatory fees and expenses		11,699
Management fees		265,326
Other expenses		17,581
		457,518
Income before income taxes		70,516
Provision (benefit) for federal income taxes		
Current		(3,963)
Deferred		13,650
		9,687
Net Income	$	60,829

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2020

	Shares	Common Stock	Retained Earnings	Total
Balances at September 30, 2019	10,000	$ 1,000	$ 190,539	$ 191,539
Net Income			60,829	60,829
Balances at September 30, 2020	10,000	$ 1,000	$ 251,368	$ 252,368

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities

Net income	$	60,829
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Unrealized gain on investment account		(65,001)
Realized loss on investment account		1,270
Dividends on investment account		(2,421)
Change in assets and liabilities:		
Increase in commission receivable		(18,560)
Increase in accounts payable		11,317
Increase in commission payable		3,364

Net cash (used) by operating activities	(9,202)

Cash flows from investing activities

Net cash provided by investing activities	--

Cash flows from financing activities

Net cash provided by financing activities	--
Net decrease in cash	(9,202)
Cash at beginning of year	4,947
Cash at end of year	$ (4,255)

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$	--
Income taxes	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is considered exempt under (SEC) Rule 15c3-3, (the Customer Protection Rule), as its business activities are limited to a mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, private placements of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans) only. The Company's customers are located throughout the United States.

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Distribution Fees - Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. Commissions receivable as of September 30, 2020 were $81,272.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

Note 1 -   Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 as discussed in Q&A 8 of the related FAQ issued by the SEC staff. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

No statement is required regarding changes in liabilities subordinated to claims of general creditors as no subordinated liabilities existed at any time during the year.

Note 2 -   Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 investments at September 30, 2020 and for the year then ended.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2020, the Company had net capital of approximately $154,922 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2020, were $265,326 and are reflected in management fees. The Company and the affiliate are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Note 5 -   Employee Benefits

The Company has a medical expense plan used to reimburse an employee who is a Participant ("Participant") in the plan for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Company, and to replace Participant's lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness

.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2020

Schedule I

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	252,368
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		252,368
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		(53,430)
Due from broker		(3,439)
Other receivable		(4,881)
Net capital before haircuts on securities positions		190,618
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities		(35,696)
Net capital	$	154,922

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition

Checks written in excess of cash balance	$	4,255
Accounts payable		40,946
Commissions payable		25,113
Total aggregate indebtedness	$	70,314

<u>PERRYMAN SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>September 30, 2020</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,688
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 149,922
Ratio: Aggregate indebtedness to net capital	0.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Perryman Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Perryman Securities Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as a mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, private placements of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans) only. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
November 10, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Perryman Securities, Inc.'s Exemption Report

Perryman Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to activities as a mutual fund retailer on an application basis, broker or dealer selling variable life insurance or annuities, private placements of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and municipal securities transactions (529 plans) only.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Perryman Securities, Inc.

I, William D. Perryman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



William D. Perryman

President

Date of Report: October 22, 2020